Exhibit 99.1

Press release

Quarterhill Announces Q2 2017 Financial Results

Shift in strategy driving revenue growth

OTTAWA, Canada – August 10, 2017 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX:QTRH) (NASDAQ:QTRH), announces its financial results for the three- and six-month periods ended June 30, 2017. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Second Quarter Highlights

•	Revenue of $18.6 million
•	Adjusted EBITDA* of $4.8 million
•	Net income of $3.6 million, or $0.03 per share
•	Cash from operations of $3.1 million
•	Announced a new acquisition-oriented growth strategy and changed the name of the public company to Quarterhill
•

Acquired International Road Dynamics (“IRD”), a highway traffic management technology company specializing in supplying products and systems to the global Intelligent Transportation Systems industry, on June 1, 2017

•	Acquired VIZIYA Corp (“VIZIYA”), a software and services provider that helps companies optimize their asset performance, on May 4, 2017
•	Completed the first tuck-in acquisition – iCOMS Detections S.A

“Q2 was a significant period for the Company as we launched a major shift in our growth strategy by transitioning our public parent company into a diversified investment holding firm focused on acquiring companies in the Industrial Internet of Things market,” said Shaun McEwan, Interim CEO of Quarterhill. “We quickly began executing on our new plan and completed the acquisitions of IRD and VIZIYA in the quarter. As part of the new strategy, we renamed the public company Quarterhill, and kept the WiLAN name with our patent license business, which will continue to operate as one of the Company’s investments.”

“Our new strategy reflects our belief that the best path to grow the business and shareholder value is to acquire promising growth companies and support them while they build their businesses. This diversification strategy will add additional lines of business to the overall public Company, which will open-up new revenue and cash flow streams, and mitigate the lumpiness that we had experienced in the past. This is evident already; even though the acquired businesses had only a partial contribution to our Q2 financials, we are already seeing the positive impact they can have on our revenue and margins.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on October 5, 2017, to shareholders of record on September 15, 2017.

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Press release

Business Strategy and Segments

Quarterhill is developing a portfolio of established businesses having histories of generating cash flows from their operations in the “Technology”, “Mobility”, “Factory” and “City” vertical segments of the Industrial “Internet of Things” market. As of June 30, 2017, the Company had investments in three of its four targeted vertical segments: Technology (WiLAN), Mobility (IRD), and Factory (VIZIYA).

Quarterhill’s goal is to build a consistently profitable company with a diversified investment base and global market presence within its vertical segments to increase shareholder value by emphasizing the importance of recurring revenue streams and the predictability of operating results. The Company intends to achieve these objectives through a combination of organic growth and acquisitions.

Q2 and Year-to-Date 2017 Consolidated Financial Review

Quarterhill’s consolidated financial results for Q2 2017 include contributions from its wholly owned subsidiaries; WiLAN, IRD and VIZIYA. Included in these consolidated financial results are IRD’s results from operations for the period from June 1 to June 30, 2017, VIZIYA’s results from operations for the period from May 4 to June 30, 2017, and WiLAN’s results from operations for the entire quarter. The 2016 comparative period information presented represents solely WiLAN’s results for the specified period.  Certain comparative information has been restated to conform to the new basis of presentation.

Consolidated revenues for the three-months ended June 30, 2017 were $18.6 million, compared to $16.0 million in the same period last year, which represents an increase of $2.6 million or 16%. The increase was due to the partial contribution in Q2 2017 from the acquired IRD and VIZIYA businesses. Consolidated revenues for the six-months ended June 30, 2017 were $26.2 million, compared to $46.1 million in the same period last year.

Gross margin for the three-months ended June 30, 2017 was $9.0 million, or 48.8%, compared to $9.8 million, or 61%, in the same period last year. Gross margin for the six-months ended June 30, 2017 was $9.3 million, or 35%, compared to $31.9 million, or 69%, in the same period last year. Gross margin for the three- and six-month periods ended June 30, 2017 reflects contribution across all three vertical segments, compared to the same periods last year, which reflect only the operations of what is now the Company’s Technology segment.

Operating expenses for the three-months ended June 30, 2017 were $12.4 million, compared to $12.6 million in the same period last year. Operating expenses include selling, general and administrative costs, research and development costs, and depreciation and amortization. The acquisitions this quarter resulted in an incremental $1.3 million in acquisition related expenses and an incremental $0.7 million in amortization related to acquired intangible assets.  Operating expenses for the six-months ended June 30, 2017 were $20.2 million compared to $25.3 million in the same period last year.

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Press release

Adjusted EBITDA for the three-months ended June 30, 2017 was $4.8 million, or $0.04 per basic Common Share, compared to $7.0 million, or $0.06 per basic Common Share, in the same period last year. The difference primarily reflects the lower adjusted EBITDA performance of our Technology segment due to its lower revenues, which was partially offset by the addition of adjusted EBITDA from each of our acquired businesses. For the six-months ended June 30, 2017, adjusted EBITDA was $2.6 million, or $0.02 per basic Common Share, compared to $26.7 million, or $0.22 per basic Common Share, in the same period last year, which reflects the significantly lower revenues generated in our Technology segment year-over-year.

Net income for three-months ended June 30, 2017 was $3.6 million, or $0.03 per basic and diluted Common Share, compared to a net loss of ($3.2) million or ($0.03) per basic and diluted Common Share in the same period last year. For the six-months ended June 30, 2017, net loss was ($3.6) million, or ($0.03) per basic and diluted Common Share, compared to net income of $1.8 million, or $0.01 per basic and diluted Common Share, in the same period last year.

Cash generated from operations for three-months ended June 30, 2017 was $3.1 million, compared to $8.3 million in the same period last year. Cash generated from operations for six-months ended June 30, 2017 was $11.5 million compared to $23.1 million in the same period last year.

Cash and cash equivalents and short-term investments amounted to $49.0 million at June 30, 2017, compared to $107.7 million at December 31, 2016. The decrease is primarily attributable to $66.3 million spent on the acquisitions of IRD and VIZIYA, which was partially offset by cash generated from operations of $11.5 million in the six-month period.

The table below highlights financial performance for the Company’s Technology, Mobility and Factory segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis (“MD&A”) document, which will be filed on Sedar and at www.quarterhill.com in the investor section.

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	For the three months ended June 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$12,048	$4,648	$1,915	$-	$18,611
Cost of revenues (excluding depreciation and amortization)	6,368	2,752	401	-	9,521
	5,680	1,896	1,514	-	9,090
Selling, general and administrative	1,772	972	876	594	4,214
Research and development	-	308	360	-	668
Depreciation of property, plant and equipment	88	48	34	-	170
Amortization of intangibles	5,321	236	471	-	6,028
Special charges	-	-	-	1,294	1,294
Results from operations	(1,501)	332	(227)	(1,888)	(3,284)
Finance income	(173)	-	-	(61)	(234)
Finance expense	-	11	3	-	14
Foreign exchange loss (gain)	(100)	286	41	(653)	(426)
Other expense (income)	-	(69)	-	-	(69)
Income before taxes	(1,228)	104	(271)	(1,174)	(2,569)
Current income tax expense (recovery)	691	101	39	-	831
Deferred income tax expense (recovery)	(1,877)	(62)	(194)	(4,876)	(7,009)
Income tax expense (recovery)	(1,186)	39	(155)	(4,876)	(6,178)
Net income (loss)	$(42)	$65	$(116)	$3,702	$3,609

Adjusted EBITDA	3,934	810	520	(504)	4,760

Other reconciling items:
Effect of deleted deferred revenue	-	25	242	-	267
Increased costs from inventory step-up	-	137	-	-	137
Stock based compensation	26	32	-	90	148

	For the six months ended June 30, 2017
	Technology	Mobility	Factory	Corporate	Total
Revenues	$19,626	$4,648	$1,915	$-	$26,189
Cost of revenues (excluding depreciation and amortization)	13,762	2,752	401	-	16,915
	5,864	1,896	1,514	-	9,274
Selling, general and administrative	4,174	972	876	594	6,616
Research and development	-	308	360	-	668
Depreciation of property, plant and equipment	179	48	34	-	261
Amortization of intangibles	10,624	236	471	-	11,331
Special charges	-	-	-	1,294	1,294
Results from operations	(9,113)	332	(227)	(1,888)	(10,896)
Finance income	(391)	-	-	(61)	(452)
Finance expense	-	11	3	-	14
Foreign exchange loss (gain)	(385)	286	41	(653)	(711)
Other expense (income)	-	(69)	-	-	(69)
Income before taxes	(8,337)	104	(271)	(1,174)	(9,678)
Current income tax expense (recovery)	1,434	101	39	-	1,574
Deferred income tax expense (recovery)	(2,500)	(62)	(194)	(4,876)	(7,632)
Income tax expense (recovery)	(1,066)	39	(155)	(4,876)	(6,058)
Net income (loss)	$(7,271)	$65	$(116)	$3,702	$(3,620)

Adjusted EBITDA	1,747	810	520	(504)	2,573

Other reconciling items:
Effect of deleted deferred revenue	-	25	242	-	267
Increased costs from inventory step-up	-	137	-	-	137
Stock based compensation	57	32	-	90	179

www.quarterhill.com© copyright Quarterhill 20174

Press release

Conference Call and Webcast

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Call Information

The live audio webcast will be available at http://event.on24.com/wcc/r/1465983-1/476A2A33D8B4F83D6332197F41AF0594

•	To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)
•	To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

A webcast of the call will be available at http://event.on24.com/wcc/r/1465983-1/476A2A33D8B4F83D6332197F41AF0594

A telephone replay will be available from 1:00 PM ET on August 10, 2017 until 11:59 PM ET on August 17, 2017 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International).

Conference ID #: 54032419

Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization of intangibles; (iv) special charges; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired, and (viii) stock based compensation. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET EARNINGS AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

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Press release

About Quarterhill

Quarterhill is a diversified investment holding company focused on growing its business by acquiring technology companies in the Industrial Internet of Things (“IIoT”) segment across multiple verticals. Quarterhill targets companies with a broad range of products and services that capture, analyze and interpret data, and that have strong financial performance, excellent management teams, strong intellectual property underpinnings and significant opportunities to develop long-term recurring and growing revenue streams. Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in its February 10, 2017 annual information form for the year ended December 31, 2016 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

Shaun McEwanDave Mason

Interim CEOInvestor Relations

T: 613.688.4898T: 613.688.1693

E: smcewan@quarterhill.comE: ir@quarterhill.com

www.quarterhill.com© copyright Quarterhill 20176

Press release

Quarterhill Inc.
Condensed Consolidated Interim Statements of Operations
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the six months ended,
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Revenues	$18,611	$15,961	$26,189	$46,121
Cost of revenues (excluding depreciation and amortization)	9,521	6,293	16,915	14,263
	9,090	9,668	9,274	31,858
Operating expenses
Selling, general and administrative	4,214	2,646	6,616	5,186
Research and development	668	-	668	-
Depreciation of property, plant and equipment	170	106	261	213
Amortization of intangibles	6,028	9,850	11,331	19,872
Special charges	1,294	-	1,294	-
	12,374	12,602	20,170	25,271
Results from operations	(3,284)	(2,934)	(10,896)	6,587

Foreign exchange (gain) loss	(426)	(114)	(711)	(277)
Finance (income)	(234)	(120)	(452)	(238)
Finance expenses	14	-	14	-
Other expense (income)	(69)	-	(69)	-
Income before taxes	(2,569)	(2,700)	(9,678)	7,102

Current income tax expense (recovery)	831	837	1,574	3,860
Deferred income tax expense (recovery)	(7,009)	(385)	(7,632)	1,474
Income tax expense (recovery)	(6,178)	452	(6,058)	5,334
Net income (loss)	$3,609	$(3,152)	$(3,620)	$1,768

Net Income (loss) per share
Basic and fully diluted	$0.03	$(0.03)	$(0.03)	$0.01

Weighted average number of common shares
Basic and fully diluted	118,587,106	119,255,090	118,579,684	119,768,540

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Quarterhill Inc.
Supplemental Condensed Consolidated Interim Statement of Operations Information
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the six months ended,
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
Revenues
Licenses	$12,842	$15,961	$20,420	$46,121
Systems	3,067	-	3,067	-
Services	714	-	714	-
Recurring	1,988	-	1,988	-
Total Revenues	$18,611	$15,961	$26,189	$46,121

Cost of revenues (excluding depreciation and amortization)
License	$6,448	$6,293	$13,842	$14,263
Systems	1,898	-	1,898	-
Services	321	-	321	-
Recurring	854	-	854	-
Total cost of revenues	$9,521	$6,293	$16,915	$14,263

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Comprehensive Income
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the six months ended,
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Net income (loss)	$3,609	$(3,152)	$(3,620)	$1,768

Other comprehensive income (loss):
Foreign currency translation adjustment	533	-	533	-
Comprehensive income	$4,142	$(3,152)	$(3,087)	$1,768

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Quarterhill Inc.
Condensed Consolidated Interim Balance Sheets
(in thousands of United States dollars, except share and per share amounts) (unaudited)
As at	June 30, 2017	December 31, 2016
Current assets
Cash and cash equivalents	$44,315	$106,553
Short-term investments	1,194	1,154
Restricted Short-term investments	3,500	-
Accounts receivable	13,001	20,357
Other current assets	45	-
Unbilled revenue	4,011	-
Income taxes receivable	171	-
Inventories	5,391	-
Loans receivable	1,918	1,766
Prepaid expenses and deposits	4,013	1,293
	77,559	131,123
Non-current assets
Property Plant and Equipment	4,153	1,240
Intangible assets	152,126	123,351
Investment in joint venture	3,179	-
Deferred income tax assets	22,591	14,646
Goodwill	41,123	12,623
TOTAL ASSETS	$300,731	$282,983

Liabilities
Current liabilities
Bank indebtedness	$3,827	$-
Accounts payable and accrued liabilities	13,297	15,645
Income taxes payable	646	-
Current portion of patent finance obligation	5,362	10,372
Current portion of deferred revenue	6,722	-
Current portion of long-term debt	99	-
	29,953	26,017
Non-current liabilities
Acquisition notes payable	6,450	-
Patent finance obligation	15,195	12,775
Success fee obligation	-	47
Deferred revenue	475	-
Long-term debt	383	-
Deferred income tax liabilities	9,124	-
TOTAL LIABILITIES	61,580	38,839
Shareholders’ equity
Capital stock	418,838	419,485
Additional paid-in capital	22,005	21,036
Accumulated other comprehensive income	16,758	16,225
Deficit	(218,450)	(212,602)
	239,151	244,144
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$300,731	$282,983

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Cash Flows
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the six months ended,
	June 30, 2017	June 30, 2016
Cash generate from (used in):
Operations
Net earnings (loss)	$(3,620)	$1,768
Non-cash items
Stock-based compensation	179	154
Depreciation and amortization	11,592	20,086
Foreign exchange (gain) loss	(146)	(390)
Earnings from joint venture	(69)	-
Gain (Loss) on disposal of assets	-	13
Deferred income tax expense (recovery)	(7,632)	1,474
Accrued investment income	(150)	(128)
Embedded Derivatives	10	-
Changes in non-cash working capital balances
Accounts receivable	18,818	824
Unbilled revenue	862	-
Inventories	686	-
Prepaid expenses and deposits	(436)	140
Deferred Revenue	591	-
Payments associated with success fee obligation	(492)	(1,732)
Accounts payable and accrued liabilities	(9,236)	853
Income taxes payable	525	-
Cash generated from operations	11,482	23,062
Financing
Dividends paid	(2,228)	(2,242)
Bank indebtedness	1,523	-
Long Term debt	(24)	-
Common shares repurchased under normal course issuer bid	(552)	(3,123)
Common shares issued for cash on the exercise of options	-	11
Common shares issued for cash from Employee Share Purchase Plan	33	35
Cash used in financing	(1,248)	(5,319)
Investing
Acquisition of Viziya, net of cash acquired	(18,521)	-
Acquisition of IRD, net of cash acquired	(47,782)	-
Pruchase of short-term investment	(3,500)	-
Purchase of property and equipment	(114)	(39)
Repayment of patent finance obligations	(2,778)	(2,777)
Purchase of intangibles	(4)	(6,150)
Cash used in investing	(72,699)	(8,966)
Foreign exchange loss (gain) on cash held in foreign currency	227	310
Net increase (decrease) in cash and cash equivalents	(62,238)	9,087
Cash and cash equivalents, beginning of period	106,553	93,431
Cash and cash equivalents, end of period	$44,315	$102,518

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Quarterhill Inc.
Condensed Consolidated Statements of Shareholders' Equity
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	Capital Stock	Additional paid in Capital	Accumulated Other Comprehensive Income	Deficit	Equity

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net income	-	-	-	1,768	1,768
Other Comprehensive Income	-	-	-	-	-
Shares and options issued:
Stock-based compensation expense	-	154	-	-	154
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of stock options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	35	-	-	-	35
Shares repurchased under normal course issuer bid	(6,274)	3,151	-	-	(3,123)
Dividends declared	-	-	-	(2,245)	(2,245)
Balance - June 30, 2016	$421,675	$19,848	$16,225	$(219,654)	$238,094

Balance - December 31, 2016	419,485	21,036	16,225	(212,602)	244,144

Comprehensive earnings:
Net loss	-	-	-	(3,620)	(3,620)
Other Comprehensive Income	-	-	533	-	533
Shares and options issued:
Stock-based compensation expense	-	179	-	-	179
Shares issued upon acquisition	662	-	-	-	662
Sale of shares under Employee Share Purchase Plan	33	-	-	-	33
Shares repurchased under normal course issuer bid	(1,342)	790	-	-	(552)
Dividends declared	-	-	-	(2,228)	(2,228)
Balance - June 30, 2017	$418,838	$22,005	$16,758	$(218,450)	$239,151

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Quarterhill Inc.
Reconciliations of GAAP Net Income (Loss) to Adjusted EBITDA
(in thousands of United States dollars, except share and per share amounts) (unaudited)

	For the three months ended,		For the six months ended,
Adjusted EBITDA	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Net Income (Loss)	$3,609	$(3,152)	$(3,620)	$1,768

Adjusted for:
Income tax expense	(6,178)	452	(6,058)	5,334
Foreign exchange (gain) loss	(426)	(114)	(711)	(277)
Finance expense	14	-	14	-
Finance (income)	(234)	(120)	(452)	(238)
Special charges	1,294	-	1,294	-
Amortization of intangibles	6,028	9,850	11,331	19,872
Depreciation of property, plant and equipment	170	106	261	213
Effect of deleted deferred revenue	267	-	267	-
Increased costs from inventory step-up	137	-	137	-
Stock based compensation	148	-	179	-
Other expense (income)	(69)	-	(69)	-
Adjusted EBITDA	$4,760	$7,022	$2,573	$26,672

	For the three months ended,		For the six months ended,
Adjusted EBITDA per share	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016

Net Income (Loss)	$0.03	$(0.03)	$(0.03)	$0.01

Adjusted for:
Income tax expense	(0.05)	-	(0.05)	0.04
Foreign exchange	-	-	(0.01)	-
Finance expense	-	-	-	-
Finance income	-	-	-	-
Special charges	0.01	-	0.01	-
Amortization of intangibles	0.05	0.08	0.10	0.17
Depreciation of property, plant and equipment	-	-	-	-
Effect of deleted deferred revenue	-	-	-	-
Increased costs from inventory step-up	-	-	-	-
Stock based compensation	-	-	-	-
Other expense (income)	-	-	-	-
Adjusted EBITDA per share	$0.04	$0.06	$0.02	$0.22

Weighted average number of Common Shares
Basic	118,587,106	119,255,090	118,579,684	119,768,540

www.quarterhill.com© copyright Quarterhill 201713